UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

MATERIAL CHANGE REPORT

Form 51-102F3

Reporting Issuer

Peace Arch Entertainment Group Inc.
124 Merton Street, Suite 407
Toronto, Ontario M4S 2Z2

1.

Date of Material Change

January 23, 2006

2.

Press Release

A news release disclosing the material change was issued on January 23, 2006 and disseminated across Canada by CCN Matthews.  A copy of the press release is attached.

3.

Summary of Material Change

On January 23, 2006 Peace Arch Entertainment Group Inc. (“Peace Arch”) acquired kaBOOM! Entertainment Inc., an independent home entertainment studio located in Canada, in a combined cash and stock transaction valued at approximately CAD$8.5 million inclusive of closing costs. The transaction comprised of 10% stock and 90% cash. The cash component was satisfied in part from a debt facility provided by Quest Capital Corp. and the balance by the preferred shareholders. Westwind Partners Inc. acted as financial advisor on the transaction.

4.

Full Description of Material Change

On January 23, 2006, Peace Arch reported that it acquired all of the issued and outstanding shares of kaBOOM! Entertainment Inc., an independent home entertainment studio located in Canada, in a combined cash and stock transaction valued at approximately CAD$8.5 million inclusive of closing costs. The transaction comprised of 10% stock and 90% cash.  Under the terms of the share purchase agreement, 1,020,408 Peace Arch commons shares treasury were issued to one of the vendor shareholders in partial satisfaction of the purchase price.

The cash component of the acquisition was satisfied in part from a debt facility provided by Quest Capital Corp. (“Quest”) and the balance by the preferred shareholders of Peace Arch. Under the terms of the Quest credit agreement, 731,060 Peace Arch common shares from treasury were issued to Quest in satisfaction of certain fees payable to Quest by Peace Arch on closing.  Westwind Partners Inc. acted as financial advisor on the transaction.

5.

Reliance on Confidentiality Provisions of Securities Legislation

This report is not being filed on a confidential basis.

6.

Omitted Information

Not applicable.

7.

Executive Officer

The following senior officer of is knowledgeable about the material change and this report:
Mara Di Pasquale, Chief Financial Officer and Chief Operating Officer,
(416) 487-0377

8.

Date of Report

Dated this 1st day of February, 2006 at Toronto, Ontario, Canada

Schedule “A”

Press Release

January 24, 2006 - Toronto

PEACE ARCH ENTERTAINMENT GROUP ACQUIRES LEADING CANADIAN HOME ENTERTAINMENT STUDIO KABOOM! ENTERTAINMENT

Peace Arch Entertainment Group Inc. (AMEX: PAE; TSX: PAE.LV), one of Canada's most active film and television companies, has acquired kaBOOM! Entertainment Inc., one of the leading independent home entertainment studios in Canada, in a combined cash and stock transaction valued at approximately CAD$8.5 million inclusive of closing costs.  The transaction comprised of 10% stock and 90% cash.  The cash component was satisfied in part from a debt facility provided by Quest Capital Corp. and the balance by the preferred shareholders.  Westwind Partners Inc. acted as financial advisor on the transaction.  The announcement was made today by Peace Arch Chief Executive Officer Gary Howsam and kaBOOM! President Berry Meyerowitz.

As part of the transaction Peace Arch has signed a long-term employment agreement with Berry Meyerowitz, who will continue to run kaBOOM!'s home entertainment operations on a day-to-day basis as a division of Peace Arch.

Peace Arch will now have the ability to self-distribute its motion picture and television productions directly to the home entertainment market in Canada. The move follows the Company's recent addition of senior Canadian television sales executive Michael Taylor to its ranks and the rapid expansion of its international sales arm under the leadership of former HBO international sales topper Penny Wolf.

"The acquisition of kaBOOM! is a significant step in our plan to make Peace Arch one of the pre-eminent production, sales and distribution companies in the international film and television business," said Peace Arch CEO Gary Howsam.  "We believe that kaBOOM!'s superb management, consistent profitability and outstanding retail relationships in Canada combined with Peace Arch's proven ability to create and acquire desirable new film and television programming will improve each company's margins and provide a valuable springboard to continuing accretive acquisitions of strategic distribution and content assets."

kaBOOM! President Berry Meyerowitz stated: "We are very excited to be joining Peace Arch just as the company is expanding all areas of its operations.  This transaction takes our business to the next level of growth by providing a reliable source of quality new film and television programming, an enhanced ability to acquire and exploit distribution rights in markets outside of Canada, and improved access to other strategic opportunities in Canada, the United States and abroad."

About Peace Arch Entertainment Group Inc.

Peace Arch creates, develops, finances, produces and distributes proprietary feature film and television programming for worldwide markets.  Based in Toronto, with operating divisions in Vancouver, Los Angeles and London, Peace Arch has put seven new features into production since September 2005. This includes four titles for its new genre label Archetype Films, as well as "DELIRIOUS" starring Steve Buscemi, Michael Pitt, Alison Lohman and Gina Gershon, and "CHAPTER 27" starring Jared Leto and Lindsay Lohan.  The Company is publicly traded on the American and Toronto Stock Exchanges under the symbol PAE.

About kaBOOM! Entertainment Inc.

Founded in 1996, kaBOOM! provides a full range of services relating to the sales, marketing, licensing and distribution of DVDs, videos and ancillary merchandise.  It distributes sell-through and rental titles across a wide variety of genres, such as children's, anime, television, health & wellness and live-action feature films.  The company partners with industry leaders such as Maple Pictures, Nelvana Limited, Treehouse, Teletoon, Sony Wonder, First Look Studios, DIC Entertainment, Sesame Workshop, and more.  kaBOOM! represents leading children's properties such as Max & Ruby, Franklin the Turtle, The Berenstain Bears, Sesame Street, Miss Spider, Toad Patrol, Fraisinette (Strawberry Shortcake) and more!

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Nicole Spracklin Peace Arch Entertainment Group Inc. (416) 487-0377 ext. 237 nspracklin@peacearch.com Sean Monson kaBOOM! Entertainment Inc. (416) 783-8383 ext. 236 sean@kaboom-ent.com	Robert Rinderman Jaffoni & Collins Incorporated (212) 835-8500 PAE@jcir.com # # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	February 1, 2006	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.